

Mail Stop 3720

May 11, 2006

<u>Via U.S. Mail and Fax (510-440-7046)</u>
Mr. Stephen Durland
Chief Financial Officer
Pegasus Wireless Corp.
48499 Milmont Dr.
Fremont, CA 94538

> **Re: Pegasus Wireless Corp.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
>
> **Form 8-K**
> **Filed January 6, 2006**
>
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Filed May 8, 2006**
> **File No. 0-32567**

Dear Mr. Durland:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Note 2 – Summary of Significant Accounting Policies, page F-7

Basis of Presentation

1.   Though you indicate you acquired 51% AMAX Engineering Corp. and AMAX Information Technology, Inc. as of December 22, 2005, we note you have included the financial results of these entities for the three months ending December 31, 2005. Also, we note on page F-6 in your Form 10-Q for the period ended March 31, 2006 that financial statement consolidation began on January 1, 2006. Explain to us how you have applied paragraph 48 of FAS 141 in determining your effective date for financial statement consolidation.

Significant Acquisitions

2.   In determining the fair value of the 838,454 shares issued in the acquisition of AMAX, we believe that you should consider the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced. We object to the use of any discount to your share price based on the guidance under paragraph 22 of SFAS 141.

Also, further explain to us why the sellers of AMAX returned 381,000 shares to Pegasus in March 2006.

Revenue Recognition

3.   We note that you recognize revenue upon shipment to customers. With a view toward future footnote disclosure, please provide us the following information:

a) Describe your formal shipping terms, if any, e.g., FOB shipping point or FOB destination, and explain the manner in which those terms are communicated to customers.
b) In the absence of formal shipping terms, describe when title and risk of loss of merchandise pass to customers on merchandise shipped from warehouses. Indicate whether you have received a legal opinion in this regard and describe its conclusion.
c) Describe your involvement in the shipping process.
d) If formal shipping terms are FOB destination, or title and risk of loss otherwise pass to customers upon delivery, tell us how you comply with SAB 104 by recognizing revenue upon shipment.

Intangibles

4.   SFAS No. 142 requires an impairment test, both on an annual basis and in the
        instance of indicators of impairment. This impairment test is to be performed at
        the reporting unit level. In future filings, revise your disclosure regarding
        goodwill to indicate you will test goodwill in accordance with SFAS No. 142. In
        addition, disclose the significant assumptions and estimates you use to estimate
        the fair value of your reporting units under SFAS 142. Also provide quantitative
        information to the sensitivity of these assumptions on the estimated fair value of
        reporting units if these could have a material impact on the financial statements.
        See Interpretative Release No. 33-8350 on our website for further guidance
        (http://www.sec.gov/rules/interp/33-8350.htm).

Note 11 – Stock Option Plan for Officers, page F-11

5.   You note that the CFO elected, in July 2004, to accept stock options in lieu of
        cash compensation for a period of two years, beginning in July 2004. Our
        understanding is that Mr. Durland's CPA firm was retained as auditor of the
        public shell company, Blue Industries, Inc., at this time. Confirm for us that Mr.
        Durland served as CFO of the Company (Homeskills, Inc.) as of July 2004
        concurrently with his service as auditor to Blue Industries, Inc.

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with
Section 16(a) of the Exchange Act, page 27

6.   The business background of Stephen Durland, CFO and Director, indicates he
        'was not involved with any of the public shells prior to the reverse mergers'. Our
        understanding is that Mr. Durland's CPA firm audited Blue Industries, Inc.
        financial statements for the years ended December 31, 2004 and 2003. Please
        eliminate this disclosure in Mr. Durland's biography going forward.

Form 8-K Filed January 6, 2006

7.   Section 9.01 (B) of your Form 8-K indicates that your initial set of pro-forma
        financials reflect historical CNET-Cayman financials. You then present a second
        set of pro forma financial statements in which you state that the accounting has
        been changed to record the revenues and expenses as they will be presented going
        forward. Because you have provided a signed audit report indicating that the
        December 31, 2004 and 2003 financial statements were conducted in accordance
        with the standards of the PCAOB, further explain to us the changes in accounting
        anticipated by CNET-Cayman going forward.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Note 4 – Inventory, page F-8

8.   Explain to us why your reserve for inventory obsolescence has declined $385,000 or 37% since December 31, 2005 in light of the decline in your inventory balance.

Note 5 – Stockholders' Equity, page F-9

9.   Explain to us in better detail your issuance of 3,623,085 shares as a result of stockholders being unable to obtain their Homeskills share certificates.

* * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director